UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-30369

MONOGRAM BIOSCIENCES, INC.

(Exact name of Registrant as specified in its charter)

345 Oyster Point Boulevard, South San Francisco, CA 94080

(Address, including zip code of registrant’s principal executive offices)

(650) 635-1100

(Registrant’s telephone number)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Title of all other classes of securities for which a duty to file reports remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Monogram Biosciences, Inc. has duly caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 24, 2009	By:	/s/ F. Samuel Eberts III
F. Samuel Eberts III
President and Secretary